UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission File Number: 001-36187

EVOGENE LTD.
  (Translation of Registrant’s Name into English)

13 Gad Feinstein Street, Park Rehovot, Rehovot
P.O.B 4173, Ness Ziona, 7414002, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

Evogene Ltd., or Evogene, reports changes in the management of one of its subsidiary, Lavie Bio Ltd., or Lavie Bio, a leading ag-biological company focusing on improving food quality, sustainability, and agriculture productivity through the introduction of microbiome-based products:

Mr. Guri Oron, Lavie Bio’s CEO, requested to step down from his position as CEO of Lavie Bio. Mr. Oron will remain in office through March 8, 2023, while a search for replacement is being conducted. Evogene and Lavie Bio thank Mr. Oron for his services. Mr. Oron’s resignation was not a result of a disagreement with Evogene or Lavie Bio on any matters related to Evogene’s or Lavie Bio’s operations, policies or practices.

Mr. Ofer Haviv, Evogene's President and Chief Executive Officer, will serve as an interim CEO of Lavie Bio until a replacement CEO will assume office.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the registration statements on Form F-3 (File No. 333-253300) and on Form S-8 (File Nos. 333-193788, 333-201443, 333-203856 and 333-259215) of Evogene, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 12, 2023	EVOGENE LTD. (Registrant) By: /s/ Yaron Eldad —————————————— Yaron Eldad Chief Financial Officer